LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

September 11, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iv) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press release dated September 11, 2003

- **Legacy Hotels Real Estate Investment Trust Announces Distribution Status**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

dlw 9/16

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE
INVESTMENT TRUST

By: ______________________
Sari E. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

LEGACY
HOTELS
REAL ESTATE INVESTMENT TRUST

File Number: 82-34729

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST ANNOUNCES DISTRIBUTION STATUS

TORONTO, September 11, 2003 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced that it will not pay a third quarter distribution. Legacy suspended distributions in the second quarter given the challenging operating environment. For each of the previous four quarters, Legacy paid distributions of $0.185 per unit.

"While we are encouraged by early signs of a recovery in the travel industry, our current earnings continue to be below historical levels, primarily as a result of the significant impact of SARS on our business," commented Neil J. Labatte, Legacy's President and Chief Executive Officer. "As a result, the Board of Trustees felt it was prudent not to make a third quarter distribution."

"We recognize the importance of regular distributions to our unitholders and will continue to evaluate our distributions on a quarterly basis, as we have in the past," said Mr. Labatte. "We believe that Legacy's strategy and long-term asset value are fundamentally sound and it is our intention to resume an appropriate distribution level as soon as operating performance permits."

"Notwithstanding the recent challenges we have faced this year, we are cautiously optimistic with the booking pace for 2004 group business. This important customer segment is currently on pace for a strong recovery next year, providing our hotel portfolio with a solid base of business from which to grow," continued Mr. Labatte.

Legacy will release its third quarter results on October 20, 2003. At that time, Legacy will provide additional information on recent trends and its outlook for the year. Fourth quarter distributions will be reviewed in December 2003.

Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first-class hotels and resorts in Canada and two in the United States, consisting of over 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress, The Fairmont Washington, D.C. and The Fairmont Olympic Hotel, Seattle.

-30-

Contact: Chantal Nappert
Investor Relations
Tel: (416) 874-2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca

LEGACY
HOTELS

REAL ESTATE INVESTMENT TRUST

File No. 82-34729

September 11, 2003

SEC MAIL PROCESSING
RECEIVED
SEP 12 2003
WASH. D.C. 155 SECTION

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Re: Information Furnished Pursuant to Rule 12g3-2(b)(1)(iv) under the Securities Exchange Act of 1934, as Amended

Ladies and Gentlemen:

Legacy Hotels Real Estate Investment Trust (the "Trust") established an exemption from the reporting requirements of the Securities Exchange Act of 1934, as amended (the " Exchange Act"), pursuant to Rule 12g3-2(b) under the Exchange Act on April 29, 2003. In connection with such exemption, each of the following additional documents, communications or information is furnished pursuant to Rule 12g3-2(b)(1)(iii):

Press release dated September 11, 2003

- **Legacy Hotels Real Estate Investment Trust Announces Distribution Status**

The Trust is providing the enclosed documents, communications and information, and will provide future documents, communications and information, in reliance upon (1) Rule 12g3-2(b)(4) to the effect that such information and documents are not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (2) Rule 12g3-2(b)(5) to the effect that the furnishing of such documents, communications and information shall not constitute an admission for any purpose that the Trust is subject to the Exchange Act.

CANADIAN PACIFIC TOWER
100 WELLINGTON ST. W. SUITE 1600, TD CENTRE
P.O. BOX 40, TORONTO, ONTARIO M5K 1B7
TELEPHONE: 416 874-2600 FAX: 416 874-2601

File No. 82-34729

Securities and Exchange Commission
September 11, 2003
Page 2

If you have any questions in connection with this submission, please communicate with our United States counsel, Robert P. Freeman, Esq., of Sidley Austin Brown & Wood, who may be contacted at 312/853-6099.

Very truly yours,
LEGACY HOTELS REAL ESTATE INVESTMENT TRUST

By: ______________________
Sari E. Diamond
Secretary

Enclosure

cc: Robert P. Freeman, Esq.

File Number: 82-34729

LEGACY HOTELS
REAL ESTATE INVESTMENT TRUST

For immediate release

LEGACY HOTELS REAL ESTATE INVESTMENT TRUST ANNOUNCES DISTRIBUTION STATUS

TORONTO, September 11, 2003 - Legacy Hotels Real Estate Investment Trust ("Legacy") (TSX: LGY.UN) today announced that it will not pay a third quarter distribution. Legacy suspended distributions in the second quarter given the challenging operating environment. For each of the previous four quarters, Legacy paid distributions of $0.185 per unit.

"While we are encouraged by early signs of a recovery in the travel industry, our current earnings continue to be below historical levels, primarily as a result of the significant impact of SARS on our business," commented Neil J. Labatte, Legacy's President and Chief Executive Officer. "As a result, the Board of Trustees felt it was prudent not to make a third quarter distribution."

"We recognize the importance of regular distributions to our unitholders and will continue to evaluate our distributions on a quarterly basis, as we have in the past," said Mr. Labatte. "We believe that Legacy's strategy and long-term asset value are fundamentally sound and it is our intention to resume an appropriate distribution level as soon as operating performance permits."

"Notwithstanding the recent challenges we have faced this year, we are cautiously optimistic with the booking pace for 2004 group business. This important customer segment is currently on pace for a strong recovery next year, providing our hotel portfolio with a solid base of business from which to grow," continued Mr. Labatte.

Legacy will release its third quarter results on October 20, 2003. At that time, Legacy will provide additional information on recent trends and its outlook for the year. Fourth quarter distributions will be reviewed in December 2003.

Legacy is Canada's premier hotel real estate investment trust with 22 luxury and first-class hotels and resorts in Canada and two in the United States, consisting of over 10,000 guestrooms. The portfolio includes landmark properties such as Fairmont Le Château Frontenac, The Fairmont Royal York, The Fairmont Empress, The Fairmont Washington, D.C. and The Fairmont Olympic Hotel, Seattle.

-30-

Contact: Chantal Nappert
Investor Relations
Tel: (416) 874-2765
Email: investor@legacyhotels.ca
Website: www.legacyhotels.ca